FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 2, 2003

Commission File Number: 000-30932

REGUS PLC
(Translation of registrant’s name into English)

3000 Hillswood Drive
Chertsey KT16 0RS
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

REGUS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated August 29, 2003.

2.	Press release dated August 29, 2003.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2003

REGUS PLC. By: /s/ Stephen Stamp Name: Stephen Stamp Title: Group Finance Director

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This Form 6-K may contain certain forward-looking statements. Actual operational and financial results may differ materially from the Company’s expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of the Company’s bankruptcy proceedings in the United States, the impact of heightened competition, changes in the Company’s strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in Regus’s area of activity and general economic conditions in the countries in which Regus operates. For a discussion of these and other factors which may have a material impact upon Regus’s financial condition, results of operation and liquidity, see “Risk Factors” and “Operating Results” of the Company’s Annual Report on Form 20-F.

Item 1.

PRESS RELEASE

Embargoed until 7:00 am BST, 2:00 am EDT Friday 29 August 2003

INTERIM RESULTS TO 30 JUNE 2003

Chertsey, UK, 29 August 2003, Regus plc, the global serviced office provider (LSE: RGU), announces its results for the six months ended 30 June 2003.

The Regus Group continued to make steady progress during the period. In late December 2002, Regus successfully recapitalised its business through the sale of a majority interest in its UK operations. This placed Regus on a firm financial footing allowing management to focus its attention elsewhere during the first half of 2003.

In mid-January, Regus filed for Chapter 11 creditor protection under the US Bankruptcy Code in order to reorganise the Group’s principal loss-making operations which were in the US. Regus was the first listed British company to take this radical step. Today, it is pleased to announce the successful completion of that reorganisation process and its planned exit from Chapter 11. During the period, Regus also reorganised some of its smaller operations elsewhere around the world.

As a result, the Regus Group as a whole has now moved to cash break-even at the operating level on a global basis.

Regus is also seeing other positive signs. Inquiry levels and the contracted forward order book remain strong and new orders for workstations in the second quarter were up 8% on the first quarter. During the half-year, major corporate outsourcing deals totalling approximately £30 million were transacted with leading companies such as IBM, Starbucks, Xerox, Kodak and Oracle. Our key indicator Revenue per Available Workstation (REVPAW) at £2,213 was up 5% on the first half of last year. However, as a result of the reorganisation in the US, overall turnover at £129 million was down slightly (4%) on the first half of 2002.

At 30 June 2003, cash at bank totalled £49.5 million of which £21.6 million was free cash. In July, we received £10 million in connection with the deferred consideration from the sale of a majority stake in Regus UK. Cash generation nevertheless remains the Board’s main priority.

Regus Chairman John Matthews commented:

“We are continuing to make steady progress. With major reorganisation now behind us, Regus is well placed to benefit from any sustained upturn in its key markets around the globe”.

— ENDS —

For further information, contact:

Stephen Jolly, Regus plc, on +44 1932 895135
David Yates, Richard Mountain, Financial Dynamics, on +44 20 7269 7291

1

REVIEW OF FIRST HALF 2003

The following table sets forth the Group’s revenue, centre contribution before exceptional items and workstations (i.e. weighted average number of available workstations) by geographic region.

	(in £millions, except workstations)

	6 MONTHS ENDED 30 JUNE 2003			6 MONTHS ENDED 30 JUNE 2002
	Revenue	Centre Contribution	Workstations	Revenue	Centre Contribution	Workstations (re-based)*

UK*	2.0	2.0	-	85.6	15.4	22,841
Rest of Europe+	72.4	5.2	30,839	70.9	5.4	34,076
Americas	40.1	(10.9)	21,935	48.2	(8.4)	23,994
Rest of World	14.9	1.7	5,688	15.3	0.6	5,968

	129.4	(2.0)	58,462	220.0	13.0	86,879

*A 58% controlling interest in Regus UK was sold on 31st December 2002. Revenue in 2003 relates to management fees.
+Ireland, which in the first half of 2002 had revenue of £2.2 million, centre contribution of £0.8 million and 3,809 workstations, is now included in the Rest of Europe.

Workstations

During the 6 months to 30 June 2003, the Group entered a period of significant reconstruction, with the main focus to reduce capacity in loss making centres. The Chapter 11 proceedings in the US have allowed us already to remove over 1,800 loss making workstations from our inventory since the turn of the year.

In Europe, we also reduced our inventory of workstations during the first half of 2003. This has resulted in a significant reduction in costs.

Revenue

The fall in the Group’s revenue between the first half of 2002 and the first half of 2003 was £90.6 million. This was primarily due to the sale of a majority stake in the UK business in December. There was also a 17% fall in revenue in the Americas region, though when compared to the second half of 2002 the fall is just 8%, which can almost entirely be explained by an adverse currency movement against the US dollar and related currencies. This was especially noted in Brazil where GBP revenue fell by 27% between the two periods despite a 7% increase in the local currency.

Elsewhere in the Group, there was good news across most of Europe where, with the exception of Germany and Portugal, we have seen a steady increase in turnover throughout the period. Russia, in particular, has seen a 5 fold increase in turnover from £0.5 million in the first six months of 2002 to £2.7 million in the same period of 2003.

Centre contribution

With tough economic conditions prevailing throughout all the major economies, we continue to see pressure on our margins. Despite this, we have been able to hold margins relatively steady throughout the last 18 months. The headline fall in contribution can almost entirely be explained by the sale of the UK plus adverse currency movements.

Until the Chapter 11 process is legally completed, we continue to accrue costs at the current rates, which are cumulatively £7 million in excess of those in our Chapter 11 proposals. We therefore expect to see an improving contribution performance in the Americas region.

Our Asian and African businesses have continued to perform well doubling their contribution to 12% of turnover in the first half of 2003, an increase from less than 5% of turnover in the same period last year.

2

Administrative expenses

Administrative expenses decreased 40% to (pound)18.4 million (2002: (pound)29.4 million) due to a continued focus on cost cutting and reducing overhead. Overall, administrative expenses as a percentage of revenues increased slightly to 14.2% compared to 13.4% in the first half of 2002, before exceptional items. This was almost entirely due to the sale of a majority stake in the UK business, which has a relatively low overhead to sales ratio (2002: 7%). Sales and marketing costs decreased 41% to (pound)9.6 million (2002: (pound)16.4 million) and held as a percentage of revenue at 7% (2002: 7%). Regional and central overheads decreased 33% to (pound)8.8 million (2002: (pound)13.1 million) but increased slightly as a percentage of revenue to 7% (2002: 6%).

Liquidity and capital resources

Cash at bank and in hand at 30 June 2003 was £49.5 million of which £19.6 million was free cash. Total bank indebtedness at 30 June 2003 was £12.5 million. The Group also had outstanding finance lease obligations of £20.8 million, of which £11.3 million is due within one year.

Cash outflow from operating activities in the six months ended 30 June 2003 was £13.7 million. The operating cash outflow before management of working capital was £7.9 million. The net working capital inflow in the six months was £5.8 million. Net cash outflow before management of liquid resources and financing was £7.2 million after paying tax of £0.7 million, interest (net) of £0.9 million, capital expenditure of £1.0 million and £9.1 million received for the sale of subsidiaries and investments.

On the basis that current trading conditions continue to prevail and our revenues remain at current levels, we believe we will be able to fund the ongoing business from existing cash resources and cash flows from operations.

Basis of preparation

The financial information set out below does not constitute the Company’s statutory accounts. The financial information for 2002 is derived from the statutory accounts for the year, which have been delivered to the Registrar of companies. The report of the auditors on those accounts was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

Notwithstanding that the Group has recorded a net cash outflow of £7.2 million before management of liquid resources and financing for the six months ended 30 June 2003 and that the Group has net current liabilities, the financial statements have been prepared on a going concern basis. The directors have reviewed the Group’s cash resources and projections in the context of the current and expected future levels of trading having regard to the planned actions described above. They have concluded that the Group will be able to meet its financial obligations as they fall due for at least the next twelve months.

3

Regus plc
Consolidated profit and loss account
For the 6 months ended 30 June 2003 and 30 June 2002

	Note	6 months ended 30 June `03 (unaudited) £’000	6 months ended 30 June `02 (unaudited) £’000

Turnover (including share of joint ventures & associates)	1	165,281	224,981

Less: Share of turnover of joint ventures	1	(3,101)	(4,940)
Less: Share of turnover of associate	1	(32,763)	-

Group Turnover		129,417	220,041

Cost of sales (centre costs) before exceptional items		(131,370)	(206,993)

Exceptional cost of sales	2(a)	2,348	3,097

Cost of sales (centre costs) after exceptional items		(129,022)	(203,896)

Gross profit (centre contribution)		395	16,145

Administration expenses before exceptional items		(18,393)	(29,439)

Exceptional administration expenses	2(a)	(6,484)	(2,820)

Administration expenses		(24,877)	(32,259)

Group operating loss		(24,482)	(16,114)

Share of operating loss in joint ventures & associates	1	(3,475)	(2,791)

Total operating loss: Group and share of joint ventures and associates	1	(27,957)	(18,905)

Profit/(loss) on sale of group undertakings	2(b)	8,712	(277)
Profit of Sale of own shares		1,043	-

Loss before interest and taxation		(18,202)	(19,182)
Net interest (payable)/receivable
- Group		(1,112)	(3,140)
- Joint ventures and associates		24	(77)

Loss on ordinary activities before tax		(19,290)	(22,399)

Tax on loss on ordinary activities		(1,141)	(3,913)

Loss on ordinary activities after tax		(20,431)	(26,312)

Minority interests (equity)		418	681

Retained loss for the period		(20,013)	(25,631)

Loss per ordinary share:	3
Basic & diluted (p)		(3.5)	(4.5)
Basic & diluted before exceptional items (p)		(4.5)	(4.5)

All results arose from continuing operations

4

Regus plc
Consolidated balance sheets
As at 30 June 2003 and 31 December 2002

	Note	As at 30 June 2003 (unaudited) £’000	As at 31 Dec 2002 (audited) £’000
Fixed assets
Tangible assets		82,568	93,772
Investments
Investments in own shares		1,285	3,805
Investments in associates		11,857	12,458
Other investments		29	29

Total investments	4	13,171	16,292

		95,739	110,064

Current assets
Stock		217	293
Debtors: amounts falling due within one year		61,347	59,025
Cash at bank and in hand		49,498	58,610

		111,062	117,928

Creditors: amounts falling due within one year		(170,775)	(177,963)

Net current liabilities		(59,713)	(60,035)

Total assets less current liabilities		36,026	50,029

Creditors: amounts falling due after more than one year		(18,133)	(19,796)

Provision for deficit on joint ventures
Share of gross assets		7,047	8,630
Share of gross liabilities		(11,407)	(10,253)

		(4,360)	(1,623)
Provisions for liabilities and charges due after more than one year	5	(61,759)	(57,242)

Net liabilities		(48,226)	(28,632)

Capital and reserves
Called up share capital		29,110	29,110
Share premium account		279,765	279,765
Other reserves		6,533	6,508
Profit and loss account		(362,986)	(343,775)

Equity shareholders’ deficit		(47,578)	(28,392)

Equity minority interests		(648)	(240)

		(48,226)	(28,632)

5

Regus plc
Consolidated cash flow statement
For the six months ended 30 June 2003 and 30 June 2002

	Note	6 months ended 30 June 03 (unaudited) £’000	6 months ended 30 June 02 (unaudited) £’000
Cash outflow from continuing operating activities
Net cash outflow	6(a)	(13,693)	(15,680)

Returns on investments and servicing of finance
Interest received		210	1,216
Interest paid		(205)	(939)
Interest paid on finance leases		(907)	(1,405)

		(902)	(1,128)

Taxation
Tax paid		(718)	(2,411)

		(718)	(2,411)

Capital expenditure and financial investment
Purchase of tangible fixed assets		(2,058)	(8,972)
Sale of tangible fixed assets		1,044	306
Sale of own shares		3,563	-

		2,549	(8,666)

Acquisitions and disposals
Cash disposed with subsidiary		(1,137)	(44)
Sale of subsidiary undertakings		6,695	-
Investments in joint ventures		-	(745)

		5,558	(789)

Cash outflow before management of liquid resources and financing		(7,206)	(28,674)

Management of liquid resources	6(b)	(2,737)	54,674

Financing	6(b)	(2,361)	(22,993)

(Decrease)/increase in cash in the period	6(c)(d)	(12,304)	3,007

6

Regus plc
Statement of total recognised gains and losses
For the six months ended 30 June 2003 and 30 June 2002

	6 months ended 30 June 2003 (unaudited) £’000	6 months ended 30 June 2002 (unaudited) £’000

Retained loss for the financial period	(20,013)	(25,631)

Currency translation differences	827	8,321

Total recognised gains and losses for the period	(19,186)	(17,310)

Reconciliation of movements in consolidated shareholders’ deficit

	30 June 2003 (unaudited) £’000	31 Dec 2002 (audited) £’000

Retained loss for the financial period	(20,013)	(123,399)

Net proceeds of ordinary shares issued	-	4

Currency translation differences	827	4,108

Reclassification of fair value of warrants to non-distributable reserves	-	2,450

Decrease in shareholders’ deficit	(19,186)	(116,837)

Shareholders’ funds at 1 January	(28,392)	88,445

Shareholders’ deficit at period end	(47,578)	(28,392)

7

Notes

1. Segmental reporting

Turnover:

	6 months ended 30 June 2003 (unaudited) £’000	6 months ended 30 June 2002 (unaudited) £’000

UK*	34,764	89,595
Rest of Europe*	72,420	68,698
Americas	43,240	51,407
Rest of World	14,857	15,281

	165,281	224,981

Total Group	129,417	220,041
Total joint ventures and associates	35,864	4,940

Operating loss:
	6 months ended 30 June 2003 (unaudited) £’000	6 months ended 30 June 2002 (unaudited) £’000

UK*	(669)	9,927
Rest of Europe*	2,927	(4,976)
Americas	(26,587)	(17,683)
Rest of World	(92)	(1,054)
Other office costs	(3,536)	(5,119)

	(27,957)	(18,905)

Total Group	(24,482)	(16,114)
Total joint ventures and associates	(3,475)	(2,791)

*Following the sale of 58% of the UK business to Alchemy Partners, we have restated the 2002 segmental analysis by including Ireland under Rest of Europe rather than with the UK, where it was previously shown.

8

2. (a) Exceptional costs/(credits)

	6 months ended 30 June
	2003 (unaudited) £’000	2002 (unaudited) £’000
Cost of sales
Onerous leases, related closure & restructuring costs	1,210	(3,097)
Adjustment to tangible asset impairment provision	(3,558)	-

Administration expenses
Onerous leases, related closure & restructuring costs	6,484	2,820

	4,136	(277)

2. (b) (Profit)/loss on sale of group undertakings

	6 months ended 30 June
	2003 (unaudited) £’000	2002 (unaudited) £’000

Liquidation of German subsidiary	(2,017)	-
UK deferred consideration	(6,695)	-
Romania sold to Franchisee	-	277

	(8,712)	277

3. Loss per share

Loss per share after exceptional items is based on losses for the six months ended 30 June 2003 and 2002 of £(20,013,000) and £(25,631,000) respectively. Loss per share before exceptional items and profit on business disposals based on losses for the six months ended 30 June 2003 and 2002 of £(25,632,000) and £(25,631,000) respectively. Losses per share are calculated using the following weighted average numbers of shares:

	6 months ended 30 June 2003 000’s	6 months ended 30 June 2002 000’s

Ordinary shares - basic and diluted	564,929	564,037

9

4.	Investments

	Group		Group
	Investment	Group	Interest in	Group
	in own	Interest in	Joint	Other	Group
	shares	associates	Ventures	Investments	Total
	£’000	£’000	£’000	£’000	£’000

At 1 January 2002	3,805	-	1,094	33	4,932
Exchange differences	-	-	(6)	(4)	(10)
Additions	-	12,458	746	-	13,204
Disposals	-	-	2,181	-	2,181
Share of retained losses	-	-	(5,638)	-	(5,638)

At 31 December 2002	3,805	12,458	(1,623)	29	14,669
Exchange differences	-	-	112	-	112
Disposals	(2,520)	-	-	-	(2,520)
Share of retained losses	-	(601)	(2,849)	-	(3,450)

At 30 June 2003	1,285	11,857	(4,360)	29	8,811

	6 months ended
	30 June
	2003	2002
	(unaudited)	(audited)
	£’000	£’000
42% share of Regus UK
Turnover	32,763	-

Profit before tax	(601)	-
Taxation	-	-

Profit after tax	(601)	-

Fixed assets	23,225	-
Current assets	32,253	-
Liabilities due within one year	(43,525)	-
Liabilities due after one year	(96)	-

Net assets	11,857	-

10

5.	Provisions
		Group
		Onerous
	Group	lease
	Deferred tax	obligations	Group Total
	£’000	£’000	£’000

At 1 January 2002	856	27,446	28,302
Provided in period	-	50,785	50,785
Utilised in period	(1,506)	(19,250)	(20,756)
Provisions released on disposal of business	-	(563)	(563)
Exchange differences	1	(527)	(526)

At 31 December 2002	(649)	57,891	57,242
Provided in period	892	6,028	6,920
Utilised in period	-	(3,407)	(3,407)
Exchange differences	-	1,004	1,004

At 30 June 2003	243	61,516	61,759

Amounts falling due within one year	243	44,719	44,962
Amounts falling due after one year	-	16,797	16,797

6. (a)	Reconciliation of operating (loss)/profit to net cash (outflow)/inflow from operating activities

	6 months	6 months
	ended	ended
	30 June 03	30 June 02
	(unaudited)	(unaudited)
	£’000	£’000
Continuing operations
Operating loss	(24,482)	(16,114)
Depreciation charge	12,320	29,190
Goodwill amortisation	-	121
Loss on disposal of fixed assets	5,180	273
Impairment of fixed assets	(3,558)	-
Decrease in provisions	2,620	(10,173)
Decrease/(increase) in stocks	71	(23)
Decrease/(increase) in debtors	(208)	(7,295)
Decrease in creditors	(5,636)	(11,659)

Net cash outflow from continuing operations	(13,693)	(15,680)

The cash outflow for 2003 includes £1.2 million (2002: £11.0 million) relating to the exceptional items charged during the previous year.

11

6. (b)	Financing and management of liquid resources
	6 months	6 months
	ended	ended
	30 June 03	30 June 02
	(unaudited)	(unaudited)
	£’000	£’000
Management of liquid resources

New cash deposits	(13,011)	(12,349)
Repayment of cash deposits	10,274	67,023

	(2,737)	54,674

Financing
New loans	2,420	875
Repayment of loans	(944)	(16,625)
Payment of principal under finance leases	(3,837)	(7,855)
Issue of equity shares	-	612

	(2,361)	(22,993)

6. (c)	Reconciliation of net cash flow to movement in net funds
	6 months	6 months
	ended	ended
	30 June 03	30 June 02
	(unaudited)	(unaudited)
	£’000	£’000

(Decrease)/increase in cash in the period	(12,304)	3,007
Cash outflow from change in borrowings and finance leases	2,361	23,605
Cash outflow/(inflow) from change in liquid resources	2,737	(54,674)

Change in net funds from cash flows	(7,206)	(28,062)

Business disposals	(710)	-
Other non-cash items:
New finance leases	465	(2,001)
Un-amortised warrants reserve	-	565
Translation difference	1,265	1,803

Movement in net funds in the period	(6,186)	(27,695)

Net funds at 1 January	22,384	31,029

Net funds at 30 June	16,198	3,334

12

6. (d)	Analysis of changes in net funds

	At 1		Acquisitions	Other	Exchange	At 30
	Jan		and	Non-cash	movement	June
	2003	Cashflow	disposals	changes		2003
	£’000	£’000	£’000	£’000	£’000	£’000

Cash at the bank and in hand	29,065	(12,230)	-	-	491	17,326
Overdrafts	(1,253)	(74)	-	-	(35)	(1,362)

	27,812	(12,304)	-	-	456	15,964

Debt due after 1 year	(6,266)	(2,350)	76	2	(60)	(8,598)
Debt due within 1 year	(3,526)	874	15	(2)	71	(2,568)
Finance leases due after 1 year	(13,393)	4,820	-	(793)	(63)	(9,429)
Finance leases due within 1 year	(11,788)	(983)	19	1,258	151	(11,343)

	(34,973)	2,361	110	465	99	(31,938)
Liquid resources	29,545	2,737	(820)	-	710	32,172

	22,384	(7,206)	(710)	465	1,265	16,198

Liquid Resources at 30 June 2003 includes cash held on deposit of which £2.1 million (December 2002: £2.6 million) relates to collateral against bank loans and £25.8 million (December 2002: £26.1 million) relates to deposits which are held by banks as security for the issuance of bank guarantees to support lease commitments by Regus operating companies. These amounts are blocked and are not available for use by the business.

Non-cash changes comprise new finance leases, reclassifications between categories and the balance of the warrants reserve after amortisation based on a constant rate of return on the outstanding balance.

13

Item 2.

PRESS RELEASE

Embargoed until 7:00 am BST, 2:00 am EDT Friday 29 August 2003

REGUS ANNOUNCES PLAN TO EXIT CHAPTER 11

Regus plc (Regus), the world’s largest provider of serviced offices, today announced a Plan of Reorganization which will result in the company exiting Chapter 11 of the Bankruptcy Code of the United States at an earlier date than expected. This follows the successful restructuring of Regus’ US operations.

Subject to the necessary court, creditor and shareholder approvals being achieved, Chapter 11 has enabled the Regus Group to restructure a US business which was losing US$4 million per month. As a result of this and other actions, the Group as a whole has now moved to cash break-even at the operating level on a global basis.

Details of the Group’s interim financial performance have been released in a separate announcement today. This sets out half-year results for the period ended 30 June 2003.

Regus Chairman John Matthews commented:

“We are delighted with today’s news. Exiting Chapter 11 within 12 months is a very positive result. With major reorganisation now behind us, Regus is well placed to benefit from any sustained upturn in its key markets around the globe.”

- ENDS -

For further information, contact:

Stephen Jolly, Regus plc on +44 1932 895 135
David Yates/Richard Mountain, Financial Dynamics on +44 20 7269 7291

- NOTES FOR EDITORS -

Regus’ Plan of Reorganization (“Plan”) has been agreed upon and recommended by the committee of creditors appointed under the US Bankruptc y Code (“Creditors’ Committee”). The proposed Plan together with the disclosure statement relating to the Plan (“Disclosure Statement”) have been filed with the US bankruptcy court. The US bankruptcy court will hold a hearing to determine whether the Disclosure Statement contains adequate information to enable the creditors to make an informed decision whether to accept or reject the proposed Plan. Following the US bankruptcy court’s approval of the Disclosure Statement, it, along with the Plan, will be sent to creditors and shareholders for their approval, with a formal exit from Chapter 11 expected to occur after the creditors and shareholders have voted on the proposed Plan and after the US bankruptcy court has held a subsequent hearing to approve and confirm the proposed Plan.

For preferred creditors, the terms of the Plan include the payment of US$6.0 million immediately in cash and the payment of US$1.2 million over six years. In respect of the bulk of the Chapter 11 claims of US$41.5 million, creditors have the option of exchanging their claims for either: (i) new ordinary shares (“Plan Shares”) in either a new London listed holding company that will be introduced above Regus by way of a scheme of arrangement under section 425 of the Companies Act 1985 (“Newco”) or if for any reason the scheme does not go ahead, new ordinary shares in Regus itself, in each case at 35p per share; or (ii) convertible unsecured loan stock repayable over 3 to 6 years. Further details of the terms of the equity and loan stock offers are set out in the Appendix to this release.

In addition, Regus has restructured the leases of its joint venture in the US with Equity Office Properties (EOP). Under the terms of this agreement, Regus will issue US$12.8 million of 7 per cent unsecured loan stock to EOP, repayable over the next 5 years.

US bankruptcy practice dictates that illustrative projections are included in the Plan. These illustrative projections anticipate the reconstructed Regus Group (“Group”) being EBIT positive and cash generative in 2004. Extracts from these projections are included in the Appendix to this release. The illustrative projections have been prepared solely for the specific purposes of the Chapter 11 process and have not been prepared to comply with guidelines from the SEC or the American Institute of Certified Public Accountants. The illustrative projections have not been prepared as representing, and are not intended to represent, profit forecasts within the meaning of paragraph 12.23 of the Listing Rules of the UK Listing Authority and should not be relied upon as such. Events and circumstances frequently do not occur as expected and the Group’s actual results may therefore differ materially from the illustrative projections. Regus’ independent auditors have not examined or compiled the illustrative projections.

The scheme of arrangement under which it is intended that Newco will be introduced as the new holding company of the Group will involve existing Regus shareholders being issued with new shares in Newco in exchange for their existing shares in Regus. If the scheme is approved, Newco will also issue the Plan Shares required to be issued to creditors on implementation of the Plan and on conversion of the convertible unsecured loan sto ck issued under the Plan. If the scheme is approved, Newco will also guarantee the unsecured loan stock issued to creditors and EOP under the Plan.

It is expected that the scheme circular, listing particulars and related documentation will be posted to shareholders in September, along with

Regus’ Plan of Reorganization and accompanying Disclosure Statement, and that the meetings of shareholders and creditors to confirm the Plan and approve the other necessary steps will be held during October, with the formal exit from Chapter 11 and implementation of the Plan following in November.

Copies of Regus’ draft Disclosure Statement and Plan of Reorganization, which are subject to the approval of the US bankruptcy court, have been submitted to the UK Listing Authority and are available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS

THE “SAFE HARBOR” STATEMENT UNDER THE US PRIVATE SECURITIES REFORM ACT OF 1995

This press release contains statements concerning the Group’s business, financial condition, results of operations and certain of the Group’s plans, objectives, assumptions, projections, expectations or beliefs with respect to these items. These statements are intended as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: the Group’s future cash flow position, the Group’s cost reduction programme, expectations regarding sales, trading profit and growth, the Group’s possible or assumed future results of operations and/or those of the Group’s associates and joint ventures, capital expenditure, adequacy of capital and liquidity, ?financing plans, and those preceded by, followed by, or that include the words ‘‘believe’’, ‘‘expect’’, ‘‘intend’’, ‘‘plan’’, ‘‘anticipate’’ or similar expressions.

The Company cautions that any forward-looking statements in this press release may and often do vary from actual results and the differences between these statements and actual results can be material. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only at their respective dates. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this press release, including, without limitation, changes in the Company’s business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements. These factors include, among other things, the nature of the serviced office market, the? long-term nature of the Company’s lease commitments, its financing requirements, foreign exchange, risks? of litigation, and other risks and uncertainties described in the Company’s filings with the Securities and Exchange Commission.

You should read the Company’s Annual Report on Form 20-F, which is available without charge at the internet site of the Securities and Exchange Commission (http://www.sec.gov), for more information regarding factors that could cause actual results and developments to differ from those expressed or implied by the forward-looking statements in this document.

APPENDIX

PLAN OF REORGANIZATION: GENERAL BACKGROUND TO THE PROCESS

The objective of the reorganization process is the development and confirmation of a Plan of Reorganization. A confirmed Chapter 11 Plan effects a pervasive reorganization by, among other things, discharging all obligations to creditors, whether or not the creditors participated in the reorganization process. The provisions of a confirmed Plan bind creditors whether or not their claims are impaired and whether or not they have accepted the Plan. Unless the Plan provides otherwise, the debtor (i.e. in this case, Regus), on confirmation, is vested with all property of the bankruptcy estate “free and clear of all claims and interests of creditors, equity security holders, and of general partners.” Confirmation acts as a discharge of any debt that arose before confirmation, whether or not a proof of claim was filed or allowed and whether or not the creditor has accepted the Plan. Confirmation terminates all the rights and interests of shareholders except as provided in the Plan.

A Plan establishes how all creditors and shareholders will be treated and in what form the business will continue. It represents a consensual arrangement between the debtor and most creditors to reorganise the company in place, as in a stock for debt plan, or to sell the company to a new owner. While the consensus may, in some cases, be the result of actual debtor-creditor negotiations, it may also be approved without explicit negotiation because creditors are willing to vote for a Plan since it will provide them with a better recovery than would the liquidation of the debtor. As described more fully below, a Plan need not satisfy every creditor constituency, but it does need to meet certain minimum requirements.

A Plan is a contract between the debtor and its creditors and equity holders and, once approved, has the same legal force as a court order.

The US Bankruptcy Code makes a few Plan provisions mandatory. Every Plan must divide the creditors’ claims and the ownership interests into classes, except for certain priority claims that are not classified; must state which classes are “not impaired” under the Plan; and must specify how the Plan is to satisfy the “impaired” classes. The US Bankruptcy Code also requires a Plan to treat every claim or interest in a given class in the same way unless the holders individually agree to accept less favorable treatment.

A Plan must also set out adequate means for its implementation. This may include selling assets, modifying contracts, issuing securities, merging or consolidating with another company or amending the constitutional documents of the company. A Plan must contain certain provisions with respect to the voting rights of securities of the reorganised debtor and must not violate any public policy concerning the manner of selecting officers and directors. Virtually any other proposal that creative minds can formulate can be in a Plan.

In addition to developing a Plan that satisfies the US Bankruptcy Code, a debtor or other Plan proponent must prepare a disclosure statement (the “Disclosure Statement”) that tells the creditors and shareholders about the Plan. The Disclosure Statement must (i) describe the debtor’s past history leading up to the bankruptcy and the significant events and settlements that have occurred during the case, (ii) explain the Plan, and (iii) compare the projected results of the Plan with the projected outcome of a liquidation. A debtor or other Plan proponent is required to submit the Disclosure Statement to the bankruptcy court and to allow creditors and other interested parties the opportunity to review it and challenge its adequacy. The court will hold a hearing to determine the adequacy of the Disclosure Statement under the terms of the Bankruptcy Code. In Regus’ case, the court hearing is scheduled for 25 September 2003. If the court determines that it is adequate, a debtor or Plan proponent is allowed to send a copy of the Disclosure Statement and the proposed Plan to creditors and shareholders to provide them with information to enable them to vote on the Plan.

Creditors and shareholders are generally entitled to vote to accept or reject a proposed Plan. For voting purposes, creditors and shareholders are divided into “classes.” The classes combine creditors with similar types of claims and are generally divided according to priority. For example, there may be classes for secured creditors, administrative expense claimants, tax claimants and unsecured claimants. The claims of tort creditors may be divided into separate classes and can be estimated for certain purposes. A Disclosure Statement must describe, and the Plan must explain, the treatment under the Plan of each class of creditors and the shareholders. For example, it might explain that administrative expense claimants will be paid in full or that the unsecured creditors will receive a portion of their claims in cash and a portion in shares of the reorganised entity.

If a class of creditors or shareholders is entitled to vote on a Plan, then whether the class has voted to accept or reject the Plan will depend on the number and the aggregate amount of claims in that class that voted for the Plan. A class of claims is regarded as having accepted a Plan if more than one-half in number and at least two-thirds in amount of the allowed claims in such class (whose holders actually vote) approve the Plan. Only creditors who actually vote their claims will have their votes counted to determine class acceptance or rejection.

After a Disclosure Statement has been distributed and sufficient notice has been given, the US bankruptcy court will hold a hearing on confirmation of the Plan. Regus’ confirmation hearing is scheduled to be heard on 12 November 2003. The debtor or other Plan proponent must demonstrate that the Plan satisfies the applicable requirements of the US Bankruptcy Code. If all classes entitled to vote have accepted a Plan, then the US bankruptcy court will generally confirm the Plan. However, whether or not a class of claims accepts a Plan, the US Bankruptcy Code endeavours to protect the dissenting members of the class from unreasonable or unfair treatment by requiring that all non-accepting members of the class receive at least as much as they would realise in a liquidation of the debtor under Chapter 7 of the US

Bankruptcy Code. This requirement is generally referred to as the “best interests” test. Even if a supermajority (two-thirds) of all claims in a class vote to accept a Plan, the best interests analysis is necessary.

If a Plan is not accepted by all of the voting classes, the US bankruptcy court still retains the power to confirm the Plan. In order to do so, the court must find that the Plan meets the requirements of the “cram down” provision of the US Bankruptcy Code. Cram down requires that (i) at least one impaired class of claims has accepted the Plan; (ii) the Plan does not discriminate unfairly, and (iii) the Plan is fair and equitable.

Regardless of whether a Plan is accepted by a vote or a debtor or other Plan proponent seeks a cram down, the US bankruptcy court must evaluate the Plan under the standards of the US Bankruptcy Code to ensure that it is “fair and equitable” before approving it. As to a secured creditor’s claim, or the secured part of a partially secured creditor’s claim, such claim generally must receive cash payments under a Plan equal to the present value of the collateral securing the claim. A secured creditor retains its lien until all the payments have been made. As to unsecured creditors, the determination of whether a Plan is fair and equitable depends on whether (i) all creditors within a class receive the same treatment, (ii) any senior class is to receive more than the amount of its claim, and (iii) the Plan conforms to the absolute priority rule (discussed above) that prohibits any junior class from receiving value under the Plan until the senior classes have been compensated in full. Valuation of the claims, particularly secured claims, and valuation of a debtor as an ongoing business are pivotal to the US bankruptcy court’s analysis of whether the Plan is fair and equitable.

If a Plan is not confirmed by the US bankruptcy court, a Debtor or Plan proponent may return to the drawing board or may try to correct whatever was lacking that caused the failure of the Plan. However, if creditors or the US bankruptcy court believe that no Plan of Reorganization is possible, they may seek conversion of the case to a liquidation.

Once a Plan has been confirmed, distributions begin in accordance with the Plan. This is the “Effective Date”. Confirmation and consummation of a Plan discharges all of the debtor’s pre-and post-petition claims that are dealt with in the Plan. The confirmation order acts as an absolute bar to any future pursuit against the debtor, the reorganised entity, or third parties (where the liability of such third parties is explicitly discharged by the Plan) for those claims.

TERMS OF THE REGUS PLAN OF REORGANIZATION

Background

Regus is the holding company of Regus Business Centre BV (“BV”) and Regus Business Centre Corp. (“RBCC”). BV is a holding company that exists primarily to hold the shares of the subsidiaries making up the Regus Group.

The US arm of the Group’s business is operated through RBCC. Regus and BV each guaranteed many of RBCC’s lease obligations in the US to enable RBCC to acquire leases of office space to conduct its business.

Rapid US expansion through RBCC and investment to meet technology sector growth in the US from 1999 to 2001 was immediately followed by falling demand and weakening pricing. While revenues had generally stabilised due to continued occupancy increases, those revenues remained at levels insufficient to offset some very high leasehold obligations. Over the last few years RBCC has been hit hard by lower than anticipated demand in a difficult economic climate. During the time of RBCC’s expansion, US office lease rates were at historically high levels and landlord favourable market terms required lease guarantees from B.V. and Regus on approximately half of RBCC’s locations.

In 2001 RBCC management recognised that it needed to halt further expansion and reduce costs dramatically. Towards the end of 2001, RBCC reduced staffing and other overhead costs and in early 2002, continuing until early 2003, RBCC management undertook to renegotiate its property leases with a goal to reducing its overall leasing obligations. At this time, it was believed that these reductions, along with moderate price and occupancy recovery, would bring RBCC to a cash flow break even by 2004. However, the accommodations provided by the US landlords proved insufficient to offset the weak pricing and slower than expected occupancy growth. Moreover, RBCC was unable to renegotiate leases in respect of some of the highest costs and poorest locations, many of which were guaranteed by Regus and BV. RBCC was faced with increasing risk of precipitous action by landlords which could have seriously damaged RBCC’s business model and been very disruptive to its customers.

Because of this risk, Regus, B.V. and RBCC determined that the only mechanism available to them that would provide them with the time and means for execution of their reorganisation strategy was through a Chapter 11 process. While filing would mean additional costs for each of those companies and a risk of some business loss, Chapter 11 offered the companies a forum to continue the negotiations to a Plan of Reorganization which would allow for a viable going forward reorganised business and would treat the various creditor constituents fairly. Regus, B.V. and RBCC therefore filed voluntary petitions in the US bankruptcy court on 14 January 2003.

During the initial stages of the Chapter 11 process the three companies devoted their attention to stabilising their operations and focussing on their business model. Throughout the process the companies have continued to operate their businesses and service their customers. They have also focussed on core initiatives to enable them to emerge from Chapter 11 through the Plan. The companies have been renegotiating or rejecting unprofitable leases in the US. Additionally, part of the negotiation process has been to reduce claims to be made under the guarantees of Regus and B.V. and to reduce the amount of damages relating to the rejection of certain amounts of space. RBCC has also been working to reduce its corporate overheads.

The goal of the negotiations with landlords was and is to restructure RBCC’s leasehold and other obligations so that RBCC can emerge from bankruptcy as a break-even and/or profitable business in the future.

Throughout the process Regus, B.V. and RBCC have been working closely with the Creditors Committee. Regus’ Plan of Reorganization has been recommended by the Creditors Committee and has now been put to the US bankruptcy court for its approval together with a detailed explanatory Disclosure Statement.

The Plan of Reorganization and the Disclosure Statement themselves should be reviewed for additional information and important terms of the Plan of Reorganisation.

Other Guarantees

Regus and B.V. have also guaranteed many of the leases of other international subsidiaries and affiliates. Those guarantees will simply remain in place through and after the effective date of Regus’ Plan of Reorganisation.

Payment of Claims

For preferred creditors, the terms of the Plan include the payment of US$6.0 million immediately in cash and the payment of US$1.2 million over six years. Preferred creditors include certain of the claims of US and foreign taxing authorities. Additionally, the attorneys, financial consultants and other professional advisors of Regus and of the Creditors’ Committee in the US will be paid any outstanding fees and expenses in cash once such fees and expenses have been approved by the US bankruptcy court. All general unsecured creditors (representing an aggregate amount of claims of $41.5 million), will be satisfied by the receipt of Plan Shares or convertible unsecured loan stock; or a combination of both. The main terms of the offers are set out below.

Plan Shares

Newco or Regus, as the case may be (“the Parent”), will issue new ordinary shares as required pursuant to the Plan (both those to be issued upon implementation of the Plan and those to be issued upon conversion of the convertible unsecured loanstock issued under the Plan). Plan Shares will be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange.

All new ordinary shares to be issued upon implementation of the Plan will be placed in the Plan Shares Custodial Account for at least 12 months.

Plan Shares Custodial Account

The Plan Shares Custodial Account will be a custodial account at a banking or other similar institution that will provide a mechanism for the sale by the holders of Plan Shares on the London Stock Exchange. The Plan Shares to be dis tributed to general unsecured creditors electing to receive such Plan Shares pursuant to this Plan shall be placed in the Plan Shares Custodial Account.

Through the Plan Shares Custodial Account holders will be permitted each week to sell up to the higher of (i) 2,000,000 Plan Shares and (ii) 20% of the weekly volume of the shares of the Parent traded on the London Stock Exchange on a rolling 4 week basis, provided further that with the written consent of Newco, additional shares may be sold out of the Plan Shares Custodial Account. Plan Shares may be sold from the Plan Shares Custodial Account immediately after the Effective Date.

The costs of administering the Plan Shares Custodial Account shall be borne bythe Parent. Subject to the provisions of the Companies Act 1985, the costs and commission relating to the actual sale of the Plan Shares on behalf of a particular creditor shall also be chargeable to the Parent.

Additionally, until the termination or dissolution of the Plan Shares Custodial Account, Mark Dixon and Maxon Investments will agree not to sell more than 15,000,000 shares of the Parent, provided however that any such sales shall be for a number of shares proportionate to the aggregate number of shares of Plan Shares sold out of the Plan Shares Custodial Account up to the point of such sale by Mark Dixon or Maxon Investments, and provided further, that Mark Dixon or Maxon Investments shall not be permitted to sell more than 400,000 shares of Plan Shares in any single week.

The Plan Shares Custodial Account shall be terminated or dissolved on the date representing the earlier of the day that (i) all Plan Shares that were placed the Plan Shares Custodial Account have been sold, or (ii) twelve months following the Confirmation Date, provided further, that where the reason for such termination or dissolution is because of the expiration of the twelve month period, the custodian of the Plan Shares Custodial Account with the consent of Newco and Mark Dixon and/or Maxon Investments may determine to extend such time period of the Plan Shares Custodial Account for an additional six months. Upon the termination or dissolution of the Plan Shares Custodial Account any shares remaining in the Plan Shares Custodial Account shall be returned to the owners of such shares provided further that in the event that the twelve month period is extended as provided above, the custodian of the Plan Shares Custodial Account may, at the discretion of such custodian, determine to return the Plan Shares to the owners of those Plan Shares on a pro rata basis over such additional six month period.

Upon the (i) sale of Plan Shares out of the Plan Shares Custodial Account or (ii) return from the Plan Shares Custodial Account of such shares to the owners of those Plan Share Shares pursuant to the Plan, there shall be no further restrictions on the sale or other transfer of such Plan Shares.

Convertible Unsecured Loan Stock (“CULS”)

CULS will be issued by each of Regus, B.V. or RBCC (“Issuer”). The CULS are convertible unsecured loan stock and will provide, inter alia:

-	the CULS will be issued pursuant to a Trust Indenture satisfying the requirements of the US Trust Indenture Act of 1939 and a Deed Poll which will comply with applicable English law and regulatory requirements;
-	interest will accrue at a rate of 7.5% for the first year after the loan stock is issued (unless Newco elects to begin making payments of interest before 1 January 2006 or the loan stock is redeemed or purchased during that first year), and at a rate of 5% thereafter.
Interest payments will commence (unless Newco elects to being making interest payments beforehand) on 1 January 2006. After 1 January 2006, interest will be payable quarterly in arrear;
-	holders of CULS shall have the right to co nvert their CULS into Plan Shares at a price of 41 pence per share shares at any time after 12 months from the Effective Date, provided however, that should the Plan Shares Custodial Account (referred to below) terminate or otherwise be dissolved, holders may convert such CULS into Plan Shares at any time after six months from the Effective Date;
-	the Issuer shall have the right to convert some or all of the outstanding CULS into Plan Shares at a price of 41 pence per share if the closing share price in each of the preceding 90 days for ordinary shares in the Parent has exceeded 46 pence;
-	to the extent not previously converted, the CULS must be redeemed for cash as to 20%, 20%, 30% and 30% of outstanding amounts (including any accrued and unpaid interest) after 36, 48, 60 and 72 months following the date of issue of the CULS respectively; provided, however, if after twenty four months from the Effective Date the cash flow for the Regus Group exceeds the projections contained in the

Disclosure Statement with respect to the Plan, then 50% of such excess cash flow shall be used to redeem up to 20% of the outstanding amount of CULS at that time, and any such redemption shall be deducted pro rata from each remaining mandatory redemption;
-	the Issuer may redeem some or all of the CULS for cash at par plus any accrued interest on thirty day’s notice. Mandatory redemptions must be made pro rata ;
-	Plan Shares issued as a result of the conversion of CULS will be listed on the London Stock Exchange and rank pari passu with the other shares of the Parent;
-	for as long as US$10,000,000 or more in amount of CULS remains outstanding, the Parent shall covenant that any new indebtedness incurred by the Parent or any other holding company in the Regus Group, in excess of US$7,000,000 except for indebtedness relating to new capital lease obligations, will be subordinated to the CULS. For these purposes, “subordination” shall mean that such debt shall be junior in priority (in the event of a liquidation, bankruptcy or other similar proceeding) and subject to covenants consistent therewith and, in the event of (i) a liquidation, bankruptcy or other similar proceeding, or (ii) the occurrence and continuation of an event default pursuant to the terms of the CULS, shall not receive any principal payments until such time as the CULS have been paid in full or all CULS have been redeemed or such events of default have been cured; provided further, that to the extent the Parent incurs new subordinated indebtedness greater than US$10,000,000 , then any such indebtedness in excess of US$10,000,000 shall be used for repayment pro rata of the CULS then outstanding;
-	the CULS will also include standard redemption events for (x) a change of control resulting from Mark Dixon and Maxon Investments holding less than 292,000,000 shares the Parent and (y) a sale or transfer of an asset or group of assets during any single calendar year by the Parent or a subsidiary under the control of the Parent for more than US$7,000,000 of net cash proceeds, then 50% of any such net cash proceeds shall be used for repayment of the CULS then outstanding on a pro rata basis;
-	the CULS will be issued pursuant to an indenture qualified under the US Trust Indenture Act of 1939 and managed by a trustee qualified thereunder. Subject to consultation with, and the consent of, the Creditors’ Committee, the Parent will identify and retain the indenture trustee and Newco will pay the costs related to the indenture trustee and qualification.

Potential Dilution of existing shareholders

• Scenario 1: Assuming that all creditors elect to receive all of their consideration under the Plan in Plan Shares, current Regus shareholders or, if the scheme of arrangement becomes effective, shareholders of Newco immediately upon the scheme becoming effective (“Current Shareholders”) would be diluted by approximately 12%. Under this assumption, following implementation of the Plan, Mark Dixon will own approximately 56% of the Parent.

• Scenario 2: Assuming that all creditors elect to receive 50% of their consideration under the Plan in Plan Shares and the remainder in PLC CULS, Current Shareholders would be diluted by approximately 6%. Under this assumption, following implementation of the Plan, Mark Dixon will own approximately 59% of the Parent.

• Scenario 3: Assuming that all of the creditors elect to receive all of their consideration on account of such Claims under the Plan in PLC CULS, Current Shareholders would face no immediate dilution.

Summary of the Scheme of Arrangement

Alongside its emergence from Chapter 11, Regus intends to introduce Newco as the new holding company of the Group by way of a scheme of arrangement under section 425 of the Companies Act 1985.

If the scheme becomes effective, Regus will become a wholly-owned subsidiary of Newco. Under the scheme, Regus shareholders will receive the same number of shares in Newco as the number of shares they each held in Regus immediately prior to implementation of the scheme. Upon the scheme becoming effective, the shares in Newco will have the same economic and voting rights as shares previously held in Regus.

Under the Plan of Reorganization creditors holding the bulk of the Chapter 11 claims will have the option of exchanging their claims for either Plan Shares or convertible unsecured loan stock repayable over 3 to 6 years. If the scheme is approved, Newco will issue shares to creditors upon implementation of the Plan and upon conversion of the convertible unsecured loan stock. Newco will also guarantee the unsecured loan stock issued to creditors under the Plan.

The scheme will be conditional on the following:

(a)	the scheme being approved by a majority in number, representing three-fourths in value, of those shareholders of Regus present and voting, either in person or by proxy, at the meeting ordered by the High Court of England and Wales (the “Court”) for the purpose of giving shareholders the opportunity of considering and voting on the scheme;

(b)	resolutions approving certain matters in connection with the scheme (including a resolution binding the company to the scheme and resolutions to facilitate the implementation of the scheme) being passed at an extraordinary general meeting of Regus by a majority of not less than 75 per cent. of the votes cast;

(c)	the scheme being sanctioned by the Court;

(d)	an office copy of the order of the Court sanctioning the scheme being delivered to the Registrar of Companies of England and Wales for registration, and, if the scheme is a cancellation scheme, the minute confirming the reduction of capital in relation to the scheme being registered by the Registrar of Companies of England and Wales;

(e)	the new shares to be issued under the scheme to Regus shareholders in exchange for their existing shares in Regus being admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s market for listed securities.

The scheme will not be conditional upon the implementation of the Plan of Reorganization. The Plan is also not dependent on the scheme going ahead.

Application will be made for the Plan Shares to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange’s market for listed securities. The application will cover the Newco shares to be issued under the scheme, the Plan Shares to be issued upon implementation of the Plan of Reorganization and the Plan Shares that would be issued on conversion of the converted unsecured loan stock issued upon implementation of the Plan of Reorganization.

The expected key dates in the scheme process are set out below (though these may change):

  27 October - the Court-ordered meeting at which Regus shareholders will consider and vote on the scheme
  27 October - the extraordinary general meeting of Regus at which resolutions will be considered in relation to facilitating the implementation of the scheme
  17 November - the date on which application will be made to the Court for an order sanctioning the scheme
  18 November - the date on which the scheme becomes effective
  18 November - the date on which delisting of Regus shares will take place and on which new shares issued under the scheme and Plan Shares will be admitted to the Official List of the UK Listing Authority and dealings commence in all such shares on the London Stock Exchange

ILLUSTRATIVE PROJECTIONS

US bankruptcy practice dictates that illustrative projections are included in the Plan. The illustrative projections set out below have been prepared solely for the specific purposes of the Chapter 11 process and have not been prepared to comply with guidelines from the SEC or the American Institute of Certified Public Accountants. The illustrative projections have not been prepared as representing, and are not intended to represent, profit forecasts within the meaning of paragraph 12.23 of the Listing Rules of the UK Listing Authority and should not be relied upon as such. The illustrative projections are intended to show a possible outcome based on stated assumptions. Due to the nature of the reorganisation process and the length of the period covered by the illustrative projections, the assumptions are necessarily more subjective than would be appropriate as a profit forecast. Events and circumstances frequently do not occur as expected and the Group’s actual results may therefore differ materially from the illustrative projections. Regus’ independent auditors have not examined or compiled the illustrative projections.

Extracts from illustrative projections of consolidated Regus Group included as an Exhibit to Regus’ Disclosure Statement
	($VS millions)
	2003	2003	2004	2005	2006
	Q3	Q4
Turnover	95.8	99.3	413.5	421.5	426.9
EBIT	(12.2)	(5.4)	5.8	31.7	52.1
Net income	(14.5)	(8.0)	(3.0)	26.9	47.6
Operating cash flow	(1.7)	(0.1)	32.4	41.2	55.1
Cash inflow before financing	(4.1)	(3.5)	15.6	17.3	35.6
Net cash flow	(4.1)	(4.4)	11.6	13.3	28.9

Principal Assumptions

The projections are based on, and assume the successful implementation of the business plan for the Group and the Projections reflect assumptions, including various assumptions regarding anticipated future performance of the Group, industry performance and general business and economic conditions, most of which are beyond the control of the Group. The actual results achieved during the Projection Period will vary from the Projections. These variations may be material. No representation can be or is being made with respect to the accuracy of the Projections or the ability of the Group to achieve the Projections.

Although the Group believes that the assumptions underlying the Projections are reasonable, no assurance can be or is being given that the Projections will be realised.

Regus’ independent auditors have not examined or complied the Projections and, accordingly, have assumed no responsibility for them. Moreover, the Projections have not been prepared to comply with guidelines from the SEC or the American Institute of Certified Public Accountants.

GENERAL

If the scheme of arrangement becomes effective, it will be binding on all Regus shareholders irrespective of whether or not they attend or vote in favour of the scheme at the Court-ordered meeting or in favour of the resolutions to be passed at the extraordinary general meeting of Regus referred to above.

This announcement does not constitute an offer or invitation to purchase or subscribe for any securities.

This announcement has been prepared for the purpose of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside England.

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